(Letterhead)


July  21,  2005

United  States  Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.
20549

Mail  Stop  4561

ATTENTION:  MR.  NEIL  MILLER
            ATTORNEY-ADVISOR
          ------------------

Dear  Mr.  Miller:

Re:     Amendment  No.  4  and  5  to  Form  SB-2
        File  No.  333-121660
        Filed  on  June  30,  2005  and  July  18,  2005  respectively

In response to your letter dated July 18, 2005, I am enclosing the following documents for your review and consideration.

     Two  copies  of  the  "red-lined"  Form  SB-2A;

     Two  copies  of  the  Form  SB-2A  without  the  red-lines;

     Two  copies  of  your  letter  dated  July  18,  2005;  and

     One  copy  of  this  letter.

Risk  Factors
-------------

10.     The  Directors  Have  Other  Business  Interests  page  5
---     ----------------------------------------------------------

1. The above noted risk factor has been amended in response to the comment as follows:




"The majority of directors and officers are all involved with other business interests and presently only spend 5 to 10 hours a month individually on the affairs of the Company. Laurence Stephenson is the president and director of
                           -----------------------------------------------------
Armitage  Mining Corp., Douglas Lake Minerals, Inc and Sutcliffe Resources Ltd.;
--------------------------------------------------------------------------------
the  first  company  has  filed  a Form SB-2 with the SEC, the second company is
--------------------------------------------------------------------------------
quoted  on the OTC Bulletin Board and the third company is quoted on the Toronto
--------------------------------------------------------------------------------
Venture  Exchange.  Edward  Skoda  is  a  director  and  secretary  treasurer of
--------------------------------------------------------------------------------
Colossus Ventures, Inc., a company which has filed a Form SB-2 with the SEC, and
--------------------------------------------------------------------------------
a director of Zeo Tech Enviro Corp. and Quinto Technologies Inc., both companies
--------------------------------------------------------------------------------
quoted  on  the  Toronto  Venture  Exchange.   Their work commitments to each of
--------------------------------------------------------------------------------
these other companies might have an impact on the amount of time they can devote
--------------------------------------------------------------------------------
to  the affairs of the Company.  Presently, Louise Murphy spends approximately 5
-------------------------------------------
hours, Fred Hawkins spends approximately 2 hours, Edward Skoda spends approximately 10 hours and Laurence Stephenson spends approximately 10 hours. A new investor should consider whether or not they wish to be involved in a company whose directors and officers are not able to devote a significant amount of time to the affairs of the Company due to their other business interests".
                                         --------------------------------------

     None of the above noted companies have joint mineral properties with our Company; Armitage Mining Corp.'s property is located in Sudbury, Ontario,
Douglas Lake Minerals, Inc's. properties are located in Squamish, British Columbia and Tanzania, Africa, Sutcliffe Resources Ltd's property is located at Harrison Lake, British Columbia, Zeo Tech Enviro Corp's properties are located in Annox and Princeton, British Columbia and Quinto Technologies Inc.'s properties are all located Quebec.

2. I have reviewed the filings for Douglas Lake Minerals, Inc. regarding your comment of being not a timely filer. Douglas Lake Minerals, Inc. was late in filing its 10Q-SB for February 28, 2005 but did file a Notice of Late Filing and subsequently filed the 10Q-SB within the prescribed time. The Form 10-QSB for August 31, 2004 was filed within 44 days of the balance sheet date and the Form 10Q-SB for November 30, 2004 was filed within 22 days of the balance sheet date.

     With regards to Tylerstone, even though management does not devote significant time to the affairs of the Company at the present time, it will be the responsible of Louise Murphy, being a professional accountant with the designation of a Certified Management Accountant, to ensure all filings are made on a timely basis. It is the opinion on management that timely reporting will not be a material risk to Tylerstone and therefore no consideration has been given to disclosure under Risk Factors.

Item  10.  Directors,  Executive  Officers,  Promoters  and  Control
           Persons,  page  17
     ------------------------
3. I am Chairman of the Board of Directors. I have inserted under the schedule on page 18 opposite my name "Chairman of the Board of Directors". In addition, I have added a second sentence to (1) under the same schedule on page 19 which reads as follows:

     "Mr.  Stephenson  serves  as  Chairman  of  the  Board  of  Directors".

4. The following has been inserted under the business experience of the directors to identify all members of our management or Board of Directors who have been employed by a reporting company during the past five years.

     Mr.  Stephenson's  biography:

"Presently, Mr. Stephenson is the president and a director of Armitage Mining Corp. (a company which has submitted in 2005 to the SEC a Form SB-2), Douglas Lake Minerals, Inc. (a reporting company trading on the OTC Bulletin Board) and Sutcliffe Resources Ltd. (a company quoted on the Toronto Venture Exchange)".

     Mr.  Skoda's  biography:

     " In the past, Mr. Skoda was a director, until 1999, of Mandalay Capital Corp. (now called Save the World Air, Inc.) which trades on the OTC Bulletin Board and was a director of The Bralorne Mining Company (a reporting company in the United States which does not trade on any public exchange) until he resigned in the spring of 2004. In addition, Mr. Skoda is a director and secretary treasurer of Colossus Ventures, Inc. which filed in November 2004 a Form SB-2 with the SEC."

Neither Mr. Hawkins nor Ms. Murphy has been an officer or director of a reporting company.

Financial  Statements
---------------------

5. The financial statements were updated in amendment #5 and the accountants have updated their consent as shown on Exhibit 23.3.

Yours  very  truly;
Tylerstone  Ventures  Corporation


Per:     /s/  "Laurence  Stephenson"
----     ---------------------------
Laurence  Stephenson
Chief  Executive  Officer,  President  and
Director

Enclosures